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Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

memorandum

Message from Derek Pannell to Employees

May 17, 2006

To all employees,

As you may already know, Switzerland-based Xstrata plc made an unsolicited bid to acquire Falconbridge, offering Cdn$52.50 in cash for each outstanding Falconbridge common share.

In a news release today, I stated that Falconbridge management doesn't believe the Cdn$52.50 cash price per share proposed by Xstrata reflects the full and fair value of Falconbridge shares. At market close yesterday, Falconbridge shares traded at Cdn$54.00.

We also said that the Xstrata offer does not take into account the unique and real synergies that are available from the Inco/Falconbridge combination.

As you know, Falconbridge's Board of Directors has already endorsed the Inco bid, believing it offers excellent short- and long-term value. However, the Board also has a fiduciary duty to evaluate any competing bid that emerges. Upon receipt of the actual Xstrata offer, our Board will evaluate its terms and provide Falconbridge shareholders with a formal response.

We will keep employees informed as this situation evolves.

In the meantime, we ask that you continue to operate in a "business as usual" manner, with emphasis on working safely and meeting business plans.

Thank you for your continued efforts.

Sincerely,

Derek Pannell

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

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Message from Derek Pannell to Employees